FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June, 2010
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Certificate of the resolutions passed at the Annual General Meeting held on June 11th, 2010.

IGNACIO BENJUMEA CABEZA DE VACA, SECRETARY GENERAL AND SECRETARY OF THE BOARD OF “BANCO SANTANDER, S.A.”,
CERTIFY: That, in accordance with the minutes of the meeting of the Ordinary General Shareholders’ Meeting of this entity, validly held on 11 June 2010, the following resolutions were passed:
““One: To approve the annual accounts (balance sheet, profit and loss statement, statement of recognized income and expense, statement of changes in total equity, cash flow statement, and notes) and of the corporate management of Banco Santander, S.A. and its consolidated Group, all with respect to the Fiscal Year ended 31 December 2009.
Two: To approve the application of results obtained by the Bank during Fiscal Year 2009, which amount up to 4,150,812,502.10 Euros, distributing them as follows:

Euros	28,927,648.26	to increase the Voluntary Reserve.

Euros	4,121,884,853.84	for the payment of dividends, which have already been paid out prior to the date of the ordinary General Shareholders’ Meeting (3,939.9 million Euros) and the acquisition of free-of-charge allotment rights, with a waiver of the exercise, of those shareholders who chose to receive cash remuneration, equivalent to the second interim dividend (182.0 million Euros), under the Santander Scrip Dividend programme.

Euros	4,150,812,502.10	in total.
In addition to the said amount of 4,121.9 million Euros, a further 796.7 million Euros will be used to remunerate shareholders under such programme and through the increase in paid-in capital approved by the shareholders at the General Shareholders’ Meeting held on June 19, 2009, under Item Eight of the agenda.
Three:
THREE A: To appoint Mr. Ángel Jado Becerro de Bengoa as director.
With respect to the annual renewal of one-fifth of board positions provided by Article 55 of the Bylaws, and notwithstanding the effectiveness through 2011 of the positions of the persons listed in items THREE C, D and E:
THREE B: To re-elect Mr. Francisco Javier Botín-Sanz de Sautuola y O’Shea as director.
THREE C: To re-elect Ms. Isabel Tocino Biscarolasaga as director.
THREE D: To re-elect Mr. Fernando de Asúa Álvarez as director.
THREE E: To re-elect Mr. Alfredo Sáenz Abad as director.

Accordingly, as a result of said appointment and re-elections, the Board of Directors has a total of 20 members.
Four: To re-elect the firm Deloitte, S.L., with a registered office in Madrid, at Plaza Pablo Ruiz Picasso, 1, Torre Picasso, and Tax ID Code B-79104469, as Auditor of Accounts for verification of the annual accounts and management report of the Bank and of the consolidated Group for Fiscal Year 2010.
Five:
I) To deprive of effect, to the extent of the unused amount, the authorisation granted by the shareholders acting at the ordinary General Shareholders’ Meeting of 19 June 2009 for the derivative acquisition of treasury shares by the Bank and the Subsidiaries comprising the Group.
II) To grant express authorisation for the Bank and the subsidiaries comprising the Group to acquire shares representing the capital stock of the Bank for any valuable consideration permitted by Law, within the limits of and subject to any legal requirements, up to a maximum limit — including the shares they already hold — of a number of shares equivalent to 10 per cent of the capital stock existing at any given time, or to such greater percentage as may be established by Law during the effectiveness of this authorisation, which shares shall be fully paid-in, at a minimum price per share equal to the par value and a maximum price of up to 3 per cent over the last listing price for transactions in which the Bank does not act for its own account on the Electronic Market of the Spanish Stock Exchanges (including the block market) prior to the acquisition in question. This authorization may only be exercised within five years from the date on which the General Shareholders’ Meeting is held. The authorisation includes the acquisition of shares, if any, that must be conveyed directly to the employees and management of the Company, or that must be conveyed as a result of the exercise of the options they hold.
Six:
I) To deprive of effect the authorization granted by the shareholders at the ordinary General Shareholders’ Meeting of 19 June 2009 by means of resolution SIX. II).
II) To delegate to the Board of Directors, pursuant to the provisions of Section 153.1.a) of the Business Corporations Law, the broadest powers to do the following within one year from the date on which this General Shareholders’ Meeting is held: set the date and terms and conditions, as to all matters not provided for by the shareholders themselves acting at the General Shareholders’ Meeting, for a capital increase approved at such General Shareholders’ Meeting in the amount of FIVE HUNDRED MILLION EUROS.
In exercising these delegated powers, the Board of Directors shall (by way of example and not of limitation) determine if the capital increase shall be carried out by issuing new shares — with or without a premium and with or without voting rights — or by increasing the par value of existing shares through new cash contributions; determine the deadline for exercising pre-emptive rights where applicable in the event of the issuance of new shares; freely offer the shares not subscribed for by such deadline; establish that, in the event the issue is not fully subscribed for, the capital will be increased only by the amount of the actual subscriptions; and amend the article of the Company’s Bylaws regarding share capital.

If the Board of Directors does not exercise the powers delegated to it within the period provided by the shareholders acting at the General Shareholders’ Meeting for carrying out this resolution, such powers shall become void once the deadline has passed.
The Board of Directors is also authorized to delegate to the Executive Committee the delegable powers granted pursuant to this resolution.
Seven:
Seven A.- Increase in share capital with charge to reserves
1.- Capital increase
It is resolved to increase the share capital in the amount resulting from multiplying (a) the par value of one-half (0.5) euro per share of Banco Santander, S.A. (“Banco Santander” or the “Bank”) by (b) the determinable number of new shares of Banco Santander resulting from the formula set forth in point 2 below (the “New Shares”).
The capital increase is carried out through the issuance of the New Shares, which shall be ordinary shares with a par value of one-half (0.5) euro each, of the same class and series as those currently outstanding, represented in book-entry form.
The capital increase is entirely charged to the freely distributable reserve called voluntary reserves, originating from retained earnings, which amounts to 2,311 million Euros as of 31 December 2009.
The New Shares are issued at par value, that is, for their par value of one-half (0.5) euro, with no issue premium, and will be allotted free of charge to the shareholders of the Bank.
In accordance with Section 161 of the Spanish Business Corporations Law (“Ley de Sociedades Anónimas”), the possibility of incomplete allotment of the capital increase is foreseen in the event that Banco Santander, a company of its group or a third party waives all or part of their free allotment rights. Should such waiver occur, the share capital would be increased in the relevant amount.
2.- New Shares to be issued
The number of New Shares will be obtained by applying the following formula, rounded down to the nearest whole number:
NAN = NTAcc / Num. rights
where,
NAN = Number of New Shares to be issued;
NTAcc = Number of Banco Santander shares outstanding on the date the Board of Directors or, by delegation therefrom, the Executive Committee agrees to execute the capital increase; and

Num. rights = Number of free allotment rights needed for the allotment of one New Share, which number will be obtained by applying the following formula, rounded up to the nearest whole number:
Num. rights = NTAcc / Num. provisional shares.
where,
Num. provisional shares = 1,000,000,000 / PreCot.
PreCot will be the average of the weighted average price of the shares of the Bank on the Spanish Stock Exchanges in the 5 business days prior to the resolution of the Board of Directors, or the Executive Committee by delegation thereof, to execute the capital increase, rounded up or down to the nearest thousandth of a Euro and, in case of half a thousandth of a Euro, rounded up to the nearest thousandth.
3.- Free allotment rights
Each outstanding share of the Bank will grant its holder one free allotment right.
The number of free allotment rights needed to receive a New Share will be automatically determined according to the proportion between the number of New Shares and the number of outstanding shares (NTAcc). In particular, shareholders will be entitled to receive one New Share for each number of free allotment rights, calculated in accordance with section 2 (Num. rights) held by them.
The holders of bonds convertible into shares of Banco Santander currently outstanding will not have free allotment rights; however, if applicable, they will be entitled to the amendment of the conversion ratio of bonds per shares, in proportion to the amount of the capital increase.

In the event that (i) the number of free allotment rights needed for the allotment of one share (Num. rights) multiplied by the New Shares (NAN) is lower than (ii) the number of outstanding shares (NTAcc), Banco Santander, or a company of its group, will waive a number of free allotment rights equal to the difference between the two figures, for the sole purpose of having a whole number of New Shares and not a fraction.
The free allotment rights will be allotted to the shareholders of Banco Santander who appear as such in the book-entry registries of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) (“Iberclear”) at 23:59 on the day of publication of the announcement of the capital increase in the Official Bulletin of the Commercial Registry (Boletín Oficial del Registro Mercantil). During the free allotment rights trading period, a sufficient number of free allotment rights may be acquired on the market in the proportion needed to subscribe for New Shares. The free allotment rights shall be traded on the market during the term determined by the Board of Directors, or the Executive Committee by delegation thereof, with a minimum term of fifteen calendar days.

4.- Irrevocable undertaking to acquire free allotment rights
The Bank or, with the Bank’s guarantee, the company of its Group that shall be determined, will make an irrevocable undertaking to acquire the free allotment rights at the price indicated below. The Purchase Undertaking will be in force and may be accepted during the term, within the free allotment rights trading period, that will be determined by the Board of Directors, or the Executive Committee by delegation thereof. To this end, it is resolved to authorize the Bank, or the respective company of its group, to acquire such free allotment rights (as well as the shares corresponding to those rights), with the maximum limit of the total of the rights issued and having to comply at all times with the applicable legal requirements. The “Purchase Price” of each free allotment right will be equal to the price resulting from the following formula, rounded up or down to the nearest thousandth of a Euro and, in case of half a thousandth of a Euro, rounded up to the nearest thousandth:
Purchase Price = PreCot / (Num. rights+1)
5.- Balance sheet and reserve to which the share capital increase will be charged
The balance sheet used for purposes of this capital increase is that corresponding to 31 December 2009, duly audited and approved by this ordinary General Shareholders’ Meeting.
As indicated above, the capital increase will be charged entirely to the freely distributable reserve called voluntary reserves, and originating from retained earnings, which amounted to 2,311 million Euros as of 31 December 2009.
6.- Representation of the New Shares
The shares to be issued will be represented in book-entry form and the relevant records shall be kept by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) and its participant entities.
7.- Rights of the New Shares
The New Shares will confer the same voting and economic rights upon their holders as the currently outstanding ordinary shares of Banco Santander from the date on which the capital increase is declared to be subscribed and paid up.
8.- Shares in deposit
Once the free allotment rights trading period has ended, the New Shares that have not been capable of being allotted due to causes not attributable to Banco Santander will be maintained in deposit and available to those who evidence lawful ownership of the relevant free allotment rights. Three years after the ending date of the free allotment rights trading period, the shares still pending to be allotted may be sold at the risk and expense of the interested parties in accordance with Section 59 of the Spanish Business Corporation Law. The net amount of the sale will be deposited in the Bank of Spain or in the General Deposit Bank (Caja General de Depósitos) at the disposal of the interested parties.

9.- Application for the admission to listing
It is resolved to apply for the listing of the New Shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through the Spanish Automated Quotation System, as well as to take the steps and actions that may be necessary and file the required documents with the competent bodies of the foreign Stock Exchanges on which Banco Santander shares are traded (currently Lisbon, London, Milan, Buenos Aires, Mexico and, through ADSs (American Depositary Shares), the New York Stock Exchange) in order for the New Shares issued under this capital increase to be admitted to trading, expressly stating Banco Santander’s submission to such rules as may be in force or hereafter be issued on stock exchange matters and, especially, on trading, continued listing and delisting.
It is expressly stated that, if the delisting of the Banco Santander shares is subsequently requested, the delisting resolution will be adopted with the same formalities that may be applicable and, in such event, the interests of shareholders opposing the delisting resolution or not voting it will be safeguarded in compliance with the requirements established in the Spanish Business Corporation Law and related provisions, all in accordance with the provisions of Law 24/1988, of 28 July, on the Securities Market and its implementing provisions in force at the relevant time.
10.- Execution of the capital increase
Within one year from the date of this resolution, the Board of Directors, or the Executive Committee by delegation thereof, may resolve to execute the capital increase and to set forth the conditions of the capital increase regarding those matters not provided for in the current resolution. However, if the Board of Directors does not consider it advisable to execute the capital increase, it may propose to the General Shareholders’ Meeting that the capital increase be revoked.
Upon completion of the free allotment rights trading period:
(a)
The New Shares will be allotted to those who, in accordance with the book-entry registry of Iberclear and its participant entities, are holders of free allotment rights in the proportion resulting from section 3 above.

(b)
The Board of Directors, or the Executive Committee by delegation thereof, will declare the free allotment rights trading period closed and will reflect in the Bank’s accounts the application of the voluntary reserves to the capital increase in the relevant amount, thus fully paying-up the New Shares.

Likewise, upon the termination of the free allotment rights trading period, the Board of Directors, or the Executive Committee by delegation thereof, will pass the relevant resolutions amending the Bylaws in order to reflect the new share capital figure resulting from the capital increase and applying for the admission to listing of the New Shares on the Spanish and foreign Stock Exchanges on which shares of the Bank are listed.

11.- Delegation for the execution
In accordance with Section 153.1.a) of the Spanish Business Corporations Law, it is resolved to empower the Board of Directors with express authority to delegate in turn to the Executive Committee, to establish the terms and conditions of the capital increase as to all matters not provided for in the current resolution. For illustrative purposes only, the Board of Directors is empowered, with express authorisation to empower the Executive Committee:
1.-	To determine the date on which the agreed resolution of capital increase will be executed, which must in any event occur within one year from its approval.

2.-
To determine the exact amount of the capital increase, the number of New Shares and the free allotment rights needed for the allotment of New Shares in accordance with the rules established by this General Shareholders’ Meeting.

3.-	To determine the duration of the free allotment rights trading period.

4.-	To declare the capital increase closed and executed.

5.-	To amend sub-sections 1 and 2 of article 5 of Banco Santander’s Bylaws regarding share capital to conform it to the capital increase.

6.-	To waive the New Shares corresponding to the free allotment rights owned by the Bank at the end of the trading period of such rights.

7.-
To take such actions as may be necessary to have the New Shares issued in the capital increase registered in the book-entry registry of Iberclear and admitted to listing on the national and international Stock Exchanges on which the shares of the Bank are listed, in accordance with the applicable requirements for each of the aforementioned Stock Exchanges.

8.-
To carry out all actions as may be necessary or convenient to achieve the execution and formalisation of the capital increase before any entities and public or private authorities, Spanish or foreign, including actions of statement, supplement or remedy of defects or omissions that may prevent or hinder the full effect of the preceding resolutions.

Seven B.- Increase in share capital with charge to reserves
1.- Capital increase
It is resolved to increase the share capital in the amount resulting from multiplying (a) the par value of one-half (0.5) euro per share of Banco Santander, S.A. (“Banco Santander” or the “Bank”) by (b) the determinable number of new shares of Banco Santander resulting from the formula set forth in point 2 below (the “New Shares”).
The capital increase is carried out through the issuance of the New Shares, which shall be ordinary shares with a par value of one-half (0.5) euro each, of the same class and series as those currently outstanding, represented in book-entry form.
The capital increase is entirely charged to the freely distributable reserve called voluntary reserves, originating from retained earnings, which amounts to 2,311 million Euros as of 31 December 2009.

The New Shares are issued at par value, that is, for their par value of one-half (0.5) euro, with no issue premium, and will be allotted free of charge to the shareholders of the Bank. In accordance with Section 161 of the Spanish Business Corporations Law (“Ley de Sociedades Anónimas”), the possibility of incomplete allotment of the capital increase is foreseen in the event that Banco Santander, a company of its group or a third party waives all or part of their free allotment rights. Should such waiver occur, the share capital would be increased in the relevant amount.
2.- New Shares to be issued
The number of New Shares will be obtained by applying the following formula, rounded down to the nearest whole number:
NAN = NTAcc / Num. rights
where,
NAN = Number of New Shares to be issued;
NTAcc = Number of Banco Santander shares outstanding on the date the Board of Directors or, by delegation therefrom, the Executive Committee agrees to execute the capital increase; and

Num. rights = Number of free allotment rights needed for the allotment of one New Share, which number will be obtained by applying the following formula, rounded up to the nearest whole number:
Num. rights = NTAcc / Num. provisional shares.
where,
Num. provisional shares = 1,000,000,000 / PreCot.
PreCot will be the average of the weighted average price of the shares of the Bank on the Spanish Stock Exchanges in the 5 business days prior to the resolution of the Board of Directors, or the Executive Committee by delegation thereof, to execute the capital increase, rounded up or down to the nearest thousandth of a Euro and, in case of half a thousandth of a Euro, rounded up to the nearest thousandth.
3.- Free allotment rights
Each outstanding share of the Bank will grant its holder one free allotment right.
The number of free allotment rights needed to receive a New Share will be automatically determined according to the proportion between the number of New Shares and the number of outstanding shares (NTAcc). In particular, shareholders will be entitled to receive one New Share for each number of free allotment rights, calculated in accordance with section 2 (Num. rights) held by them.

The holders of bonds convertible into shares of Banco Santander currently outstanding will not have free allotment rights; however, if applicable, they will be entitled to the amendment of the conversion ratio of bonds per shares, in proportion to the amount of the capital increase.
In the event that (i) the number of free allotment rights needed for the allotment of one share (Num. rights) multiplied by the New Shares (NAN) is lower than (ii) the number of outstanding shares (NTAcc), Banco Santander, or a company of its group, will waive a number of free allotment rights equal to the difference between the two figures, for the sole purpose of having a whole number of New Shares and not a fraction.
The free allotment rights will be allotted to the shareholders of Banco Santander who appear as such in the book-entry registries of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) (“Iberclear”) at 23:59 on the day of publication of the announcement of the capital increase in the Official Bulletin of the Commercial Registry (Boletín Oficial del Registro Mercantil). During the free allotment rights trading period, a sufficient number of free allotment rights may be acquired on the market in the proportion needed to subscribe for New Shares. The free allotment rights shall be traded on the market during the term determined by the Board of Directors, or the Executive Committee by delegation thereof, with a minimum term of fifteen calendar days.
4.- Irrevocable undertaking to acquire free allotment rights
The Bank or, with the Bank’s guarantee, the company of its Group that shall be determined, will make an irrevocable undertaking to acquire the free allotment rights at the price indicated below. The Purchase Undertaking will be in force and may be accepted during the term, within the free allotment rights trading period, that will be determined by the Board of Directors, or the Executive Committee by delegation thereof. To this end, it is resolved to authorize the Bank, or the respective company of its group, to acquire such free allotment rights (as well as the shares corresponding to those rights), with the maximum limit of the total of the rights issued and having to comply at all times with the applicable legal requirements. The “Purchase Price” of each free allotment right will be equal to the price resulting from the following formula, rounded up or down to the nearest thousandth of a Euro and, in case of half a thousandth of a Euro, rounded up to the nearest thousandth:
Purchase Price = PreCot / (Num. rights+1)
5.- Balance sheet and reserve to which the share capital increase will be charged
The balance sheet used for purposes of this capital increase is that corresponding to 31 December 2009, duly audited and approved by this ordinary General Shareholders’ Meeting.
As indicated above, the capital increase will be charged entirely to the freely distributable reserve called voluntary reserves, and originating from retained earnings, which amounted to 2,311 million Euros as of 31 December 2009.

6.- Representation of the New Shares
The shares to be issued will be represented in book-entry form and the relevant records shall be kept by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) and its participant entities.
7.- Rights of the New Shares
The New Shares will confer the same voting and economic rights upon their holders as the currently outstanding ordinary shares of Banco Santander from the date on which the capital increase is declared to be subscribed and paid up.

8.- Shares in deposit
Once the free allotment rights trading period has ended, the New Shares that have not been capable of being allotted due to causes not attributable to Banco Santander will be maintained in deposit and available to those who evidence lawful ownership of the relevant free allotment rights. Three years after the ending date of the free allotment rights trading period, the shares still pending to be allotted may be sold at the risk and expense of the interested parties in accordance with Section 59 of the Spanish Business Corporation Law. The net amount of the sale will be deposited in the Bank of Spain or in the General Deposit Bank (Caja General de Depósitos) at the disposal of the interested parties.
9.- Application for the admission to listing
It is resolved to apply for the listing of the New Shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through the Spanish Automated Quotation System, as well as to take the steps and actions that may be necessary and file the required documents with the competent bodies of the foreign Stock Exchanges on which Banco Santander shares are traded (currently Lisbon, London, Milan, Buenos Aires, Mexico and, through ADSs (American Depositary Shares), the New York Stock Exchange) in order for the New Shares issued under this capital increase to be admitted to trading, expressly stating Banco Santander’s submission to such rules as may be in force or hereafter be issued on stock exchange matters and, especially, on trading, continued listing and delisting.
It is expressly stated that, if the delisting of the Banco Santander shares is subsequently requested, the delisting resolution will be adopted with the same formalities that may be applicable and, in such event, the interests of shareholders opposing the delisting resolution or not voting it will be safeguarded in compliance with the requirements established in the Spanish Business Corporation Law and related provisions, all in accordance with the provisions of Law 24/1988, of 28 July, on the Securities Market and its implementing provisions in force at the relevant time.

10.- Execution of the capital increase
Within one year from the date of this resolution, the Board of Directors, or the Executive Committee by delegation thereof, may resolve to execute the capital increase and to set forth the conditions of the capital increase regarding those matters not provided for in the current resolution. However, if the Board of Directors does not consider it advisable to execute the capital increase, it may propose to the General Shareholders’ Meeting that the capital increase be revoked. In particular, in order to decide on executing the increase, the Board of Directors, or the Executive Committee by delegation thereof, shall analyze and take into account market conditions and the level of acceptances of the capital increase approved by the shareholders at this General Meeting under item Seven A) above, if executed, and if the Board does not consider it advisable execution to be advisable, it shall propose revocation thereof to the shareholders at the General Shareholders’ Meeting.
Upon completion of the free allotment rights trading period:
(a)
The New Shares will be allotted to those who, in accordance with the book-entry registry of Iberclear and its participant entities, are holders of free allotment rights in the proportion resulting from section 3 above.

(b)
The Board of Directors, or the Executive Committee by delegation thereof, will declare the free allotment rights trading period closed and will reflect in the Bank’s accounts the application of the voluntary reserves to the capital increase in the relevant amount, thus fully paying-up the New Shares.

Likewise, upon the termination of the free allotment rights trading period, the Board of Directors, or the Executive Committee by delegation thereof, will pass the relevant resolutions amending the Bylaws in order to reflect the new share capital figure resulting from the capital increase and applying for the admission to listing of the New Shares on the Spanish and foreign Stock Exchanges on which shares of the Bank are listed.
11.- Delegation for the execution
In accordance with Section 153.1.a) of the Spanish Business Corporations Law, it is resolved to empower the Board of Directors with express authority to delegate in turn to the Executive Committee, to establish the terms and conditions of the capital increase as to all matters not provided for in the current resolution. For illustrative purposes only, the Board of Directors is empowered, with express authorisation to empower the Executive Committee:
1.-	To determine the date on which the agreed resolution of capital increase will be executed, which must in any event occur within one year from its approval.

2.-
To determine the exact amount of the capital increase, the number of New Shares and the free allotment rights needed for the allotment of New Shares in accordance with the rules established by this General Shareholders’ Meeting.

3.-	To determine the duration of the free allotment rights trading period.

4.-	To declare the capital increase closed and executed.

5.-	To amend sub-sections 1 and 2 of article 5 of Banco Santander’s Bylaws regarding share capital to conform it to the capital increase.

6.-	To waive the New Shares corresponding to the free allotment rights owned by the Bank at the end of the trading period of such rights.

7.-
To take such actions as may be necessary to have the New Shares issued in the capital increase registered in the book-entry registry of Iberclear and admitted to listing on the national and international Stock Exchanges on which the shares of the Bank are listed, in accordance with the applicable requirements for each of the aforementioned Stock Exchanges.

8.-
To carry out all actions as may be necessary or convenient to achieve the execution and formalisation of the capital increase before any entities and public or private authorities, Spanish or foreign, including actions of statement, supplement or remedy of defects or omissions that may prevent or hinder the full effect of the preceding resolutions.

Eight:
I) To rescind and deprive of any effect, to the extent of the unused part, resolution NINE II) of the ordinary General Shareholders’ Meeting of June 19, 2009.
II) To delegate to the Board of Directors, in accordance with the general regulations on the issuance of debentures and pursuant to the provisions of Section 319 of the Regulations of the Commercial Registry, the power to issue, on one or more occasions, debentures, bonds and other simple fixed-income securities or debt instruments of a similar nature (including certificates, promissory notes or warrants) as well as fixed-income securities that are convertible into and/or exchangeable for shares of the Company, all in accordance with the following conditions:
1.
Securities to be issued. The securities covered by this delegation may be debentures, bonds and other simple fixed-income securities or debt instruments of a similar nature in any of the forms admitted by Law, including certificates, promissory notes or warrants or similar securities that might give the holders thereof, directly or indirectly, the right to subscribe or purchase newly-issued shares of the Company or shares that are already outstanding, payable by means of physical delivery or set-off. The delegated powers also cover fixedincome securities that are convertible into and/or exchangeable for shares of the Company.

2.	Period of the delegation. The securities may be issued on one or more occasions, at any time, within a maximum period of five (5) years from the date of adoption of this resolution.

3.
Maximum amount. The aggregate maximum amount of the issuance or issuances of securities to be made under this delegation is FORTY-TWO THOUSAND MILLION EUROS or the equivalent thereof in another currency. This limit, in turn, is divided into the following two limits:

(i)
The total maximum amount of the issuance or issuances of convertible and/or exchangeable fixed-income securities to be approved pursuant to this delegation shall be SEVEN THOUSAND MILLION EUROS or the equivalent thereof in another currency.

(ii)
The maximum total amount of the issuance or issuances of securities other than those described under (i) above to be made in reliance on this delegation is THIRTY-FIVE THOUSAND MILLION EUROS or the equivalent thereof in another currency.

For purposes of calculating the above-mentioned limit, in the case of warrants there shall be taken into account the sum of the premiums and exercise prices of the warrants of each issuance approved pursuant to the powers delegated hereby. In the case of promissory notes or similar securities, the outstanding limit of those issued in reliance on this delegation shall be calculated for purposes of the above-mentioned limit.
It is stated for the record that, as provided in Section 111 bis of Law 24/1988 of 28 July and the Fourth Additional Provision of Law 26/1988 of 29 July, the limitation relating to the issuance of debentures established in subsection 1 of Section 282 of the Business Corporations Law does not apply to the Bank.
4.
Scope of the delegation. In the exercise of the delegated powers granted herein, and by way of example and not limitation, the Board of Directors shall be responsible for determining the amount of each issuance, always within the stated overall quantitative limit; the place of issuance (domestic or foreign) and the currency, and, if it is foreign, the equivalent thereof in Euros; the denomination, whether bonds or debentures or any other denomination permitted by Law (including those that are subordinated, if any, and included in sub-section 1 of Section 7 of Law 13/1985 of 25 May and in Section 12.1 of Royal Decree 216/2008 of 15 February); the issuance date(s); if the securities are not convertible, the possibility of their being exchangeable, in whole or in part, for outstanding shares of the issuing Company or other entities -and, if exchangeable, the circumstance permitting their mandatory or voluntary exchange, and, in the latter case, at the option of the holder of the securities or of the issuer- or including a call option on the above-mentioned shares; the interest rate, dates, and procedures for payment of the coupon; whether they are to be permanent or callable, and, in the latter case, the repayment period and maturity date; the type of repayment, premiums and tranches; guarantees, including mortgages; form of representation, whether certificated or via bookentry; the number of securities and the nominal value thereof which, in the case of convertible and/or exchangeable securities, shall not be less than the nominal value of the shares; pre-emptive rights, if any, and subscription procedure; applicable law, whether domestic or foreign; the request, if any, for admission to trading on official or unofficial, organized or unorganized, domestic or foreign secondary markets of the securities that are issued in compliance with the requirements in each case established by applicable laws and regulations; and, in general, any other condition to issuance, and, if appropriate, appointing the Examiner (Comisario), and approving the basic rules that are to govern the legal relations between the Bank and the Syndicate, if any, of holders of the securities that are issued.

The delegation also includes the grant to the Board of Directors of the power, in each case, to decide the conditions for repayment of the fixed-income securities issued in reliance on this authorization, and it may use the means of withdrawal referred to in sub-sections a), b), and c) of Section 306 of the Business Corporations Law. In addition, the Board of Directors is authorized, whenever it deems appropriate, and subject to the necessary official authorizations being obtained as well as, if required, the approval of the Meetings of the respective Syndicates of Holders of the securities, to amend the conditions for repayment of the fixed-income securities issued and the maturity thereof, as well as the interest rate, if any, of those included in each of the issuances made pursuant to this authorization.

5.
Basis and methods for conversion and/or exchange. In the event of issuances of fixed-income securities that are convertible into and/or exchangeable for shares and for purposes of determining the basis and methods for the conversion and/or exchange, the following standards are hereby approved:

(i)
Securities issued pursuant to this resolution shall be convertible into new shares of the Bank and/or exchangeable for outstanding shares of this entity in accordance with a fixed (determined or determinable) or variable conversion and/or exchange ratio, with the Board of Directors being authorized to determine whether they shall be convertible and/or exchangeable, and also to determine whether they are mandatorily or voluntarily convertible and/or exchangeable, and if voluntarily, at the option of their holder or of the issuer, at the intervals and during the term established in the issuance resolution, which shall not exceed fifteen (15) years from the date of issuance.

(ii)
For purposes of the conversion and/or exchange, the fixed-income securities shall be valued at their nominal amount and the shares shall be valued at the exchange rate determined in the resolution of the Board of Directors making use of this delegation, or at the exchange rate determinable on the date or dates specified in the resolution of the Board, and based on the listing price of the Bank’s shares on the Stock Exchange on the date(s) or during the period(s) taken as a reference in such resolution, with or without a discount, and in any case with a minimum of the greater of (a) the average exchange rate for the shares on the Continuous Market of the Spanish Stock Exchanges, based on closing prices, for a period to be determined by the Board of Directors not more than three months nor less than fifteen calendar days prior to the date of adoption by the Board of the resolution for the issuance of the fixedincome securities, and (b) the exchange rate for the shares on such Continuous Market according to the closing price on the day preceding the day of the adoption of such issuance resolution.

(iii)
The issuance of convertible and/or exchangeable fixed-income securities at a variable conversion and/or exchange ratio may also be approved. In such case, the price of the shares for purposes of the conversion and/or exchange shall be the arithmetical mean of the closing prices of the shares of the Company on the Continuous Market for a period to be determined by the Board of Directors, not more than three months nor less than five days prior to the date of conversion and/or exchange, at a premium or at a discount, as the case may be, with respect to such price per share. The premium or discount may be different for each conversion and/or exchange date of each issuance (or for each tranche of an issuance, if any), provided, however, that if a discount is set on the price per share, such discount may not be greater than 30%.

(iv)
If the issuance is convertible and exchangeable, the Board may also provide that the issuer reserves the right to choose at any time between conversion into new shares or exchange for outstanding shares, specifying the nature of the shares to be delivered upon conversion or exchange, and may also choose to deliver a combination of newly-issued shares and existing shares. In any event, the issuer must respect equality of treatment among all of the holders of the fixed-income securities that are converted and/or exchanged on any given date.

(v)
Upon conversion and/or exchange, the fractional shares that may need to be delivered to the holder of the debentures shall be rounded by default to the immediately lower whole number, and each holder shall receive in cash any difference that may arise under such circumstances.

(vi)
Under no circumstances shall the value of the shares for the purposes of the ratio for the conversion of the debentures into shares be lower than the nominal value thereof. Pursuant to the provisions of Section 292.3 of the Business Corporations Law, debentures shall not be converted into shares when the nominal value of the former is lower than that of the latter. Convertible debentures shall likewise not be issued for an amount lower than their nominal value.

Upon approval of an issuance of convertible debentures pursuant to the authorization granted by the shareholders at the Meeting, the Board of Directors shall issue a directors’ report further developing and specifying the basis and methods for the conversion that are specifically applicable to such issuance, based on the above-described standards. This report shall be accompanied by the corresponding auditors’ report referred to in Section 292 of the Business Corporations Law.
6.
Rights of the holders of convertible securities. To the extent that the conversion and/or exchange into shares of the fixed-income securities that may be issued is possible, the holders thereof shall have such rights as are attributed thereto by the legislation in force.

7.
Capital increase and exclusion of pre-emptive rights in connection with convertible securities. The delegation to the Board of Directors shall also include, by way of example and not of limitation, the following powers:

(i)
The power for the Board of Directors, within the scope of the provisions of Sections 159 and 293 of the Business Corporations Law, to totally or partially exclude the pre-emptive rights of shareholders, when such exclusion is required to obtain capital in the international markets, for the use of bookbuilding techniques, or when in any other manner justified by the Company’s interest. In any event, if the Board decides to eliminate pre-emptive rights with respect to a specific issuance of convertible debentures that it may decide to make in reliance on this authorization, at the time of approving the issuance and in accordance with applicable laws and regulations, it shall issue a report detailing the specific reasons of corporate interest that justify such measure, which shall be the subject of the corresponding auditor’s report in accordance with Section 293.3 of the Business Corporations Law. Such reports shall be made available to the shareholders and shall be communicated to the shareholders at the first General Shareholders’ Meeting to be held after the adoption of the capital increase resolution.

(ii)
The power to increase capital by the amount necessary to handle the requests for conversion. Such power may only be exercised to the extent that the Board, adding together the capital that is increased in order to cover the issuance of convertible debentures and the remaining capital increases that have been approved within the scope of authorizations granted by the shareholders at the General Shareholders’ Meeting, does not exceed the limit of one-half of the share capital amount specified in Section 153.1.b) of the Business Corporations Law. This authorization to increase capital includes authorization to issue and place into circulation, on one or more occasions, the shares representing such capital that are necessary to implement the conversion, and authorization to revise the text of the article of the Bylaws relating to the amount of the share capital and, if applicable, to nullify the portion of such capital increase that was not needed for conversion into shares.

(iii)
The power to further develop and specify the basis and methods for the conversion and/or exchange, taking into account the standard set forth in item 5 above and, in general and as broadly as possible, the determination of all matters and conditions that may be necessary or appropriate for the issuance.

At subsequent general shareholders’ meetings held by the Company, the Board of Directors shall inform the shareholders on the use, if any, that has been made through such time of the delegated power to issue convertible and/or exchangeable debentures.
8.
Convertible warrants: The rules set forth in sub-sections 5 through 7 above shall apply, mutatis mutandi, in the event that warrants or other similar securities are issued that might entitle the holders thereof, directly or indirectly, to subscribe newly-issued shares of the Company; the delegation includes full powers, with the same scope as in the previous paragraphs, to decide on all matters it deems appropriate in connection with that kind of securities.

9.
Admission to trading. When appropriate, the Company shall request that the debentures issued pursuant to this delegation be admitted to trading on official or unofficial, organized or unorganized, domestic or foreign markets of the securities issued pursuant to the powers delegated hereby, with the Board of Directors being authorized to carry out the procedures and activities before the competent bodies of the various domestic or foreign securities markets that may be necessary for admission to listing.

10.	Delegation. In turn, the Board of Directors is hereby authorized to delegate to the Executive Committee those powers conferred pursuant to this resolution that may be delegated.

Nine:
Nine A: In connection with the long-term Incentive Policy approved by the Board of Directors, approval of new cycles related to certain plans for the delivery of Santander shares for implementation by the Bank and by companies of the Santander Group and linked to changes in total shareholder return or to certain continuity requirements and the progress of the Group.
Within the framework of approval by the Board of Directors of the Bank, following a proposal from the Appointments and Remuneration Committee, of the long-term incentive policy and the plans that make up such policy, the following resolutions are adopted with respect to the matters for the implementation of which the decision of the shareholders at the General Shareholders’ Meeting is required.
A)	Approval of the fifth cycle of the Performance Shares Plan.
To approve the fifth share delivery cycle linked to the attainment of objectives, which is subject to the following rules:
(i)
Beneficiaries: The executive directors, other members of senior management as well as such other officers of the Santander Group (excluding Banesto) as determined by the Board of Directors, or the Executive Committee by delegation therefrom. The overall number of participants is expected to be approximately 6,500, although the Board of Directors, or the Executive Committee by delegation therefrom, may decide to include (by promotion or addition to the Group) or exclude other participants, without changing the maximum overall number of shares to be delivered that is authorized at any time.

(ii)	Objectives: The objectives used to determine the number of shares for distribution (the “Objectives”) are linked to Total Shareholder Return (“TSR”).

For the purposes hereof, TSR shall mean the difference (expressed as a percentage) between the final value of an investment in common shares in each of the compared institutions at the end of the period and the value of the same investment at the beginning of the period, taking into account that dividends or other similar items received by the shareholders for such investment during the corresponding period of time will be considered for the calculation of such final value as if they had been invested in more shares of the same kind on the first date on which the dividend or similar item was due to the shareholders and at the average weighted listing price on such date. The determination of such initial and final values will be based on the listing prices indicated in sub-section (iii) below.

At the end of the respective cycle, the TSR for Santander and each of the entities of the group identified below (the “Reference Group”) will be calculated and will be listed in descending order. The application of the TSR indicator will determine the percentage of shares to be distributed, based on the following scale and on the relative position of Santander within the Reference Group:

Position of	Percentage shares
Santander in the	earned of the
TSR ranking	maximum
1st - 5th	100.0%
6th	82.5%
7th	65.0%
8th	47.5%
9th	30.0%
10th and onwards	0%
The Reference Group will be made up of the following 16 entities:

Bank	Country
Itaú Unibanco Banco Múltiplo	Brazil
BBVA	Spain
BNP Paribas	France
Credit Suisse	Switzerland
HSBC Holdings	The UK
ING Group	The Netherlands
Intesa Sanpaolo	Italy
JP Morgan Chase & Co.	The USA
Mitsubishi UFJ Financial Group	Japan
Nordea Bank	Sweden
Royal Bank of Canada	Canada
Société Générale	France
Standard Chartered	The UK
UBS	Switzerland
UniCredit	Italy
Wells Fargo & Co.	The USA
The Board, or the Executive Committee by delegation therefrom, will, after a report from the Appointments and Remuneration Committee, have the power to adapt, if appropriate, the composition of the Reference Group in the event of unforeseen circumstances that may affect the entities initially comprised in such Group. In such cases, no shares will be earned if Santander ranks below the mean (50%ile) of the Reference Group; the maximum percentage of shares will be earned if Santander is included in the first quartile (including the 25%ile) of the Reference Group; 30% of the maximum number of shares will be earned at the mean (50%ile); and, for intermediate positions between (but excluding) the mean and the first quartile (excluding the 25%ile), it will be calculated by linear interpolation.

(iii)
Duration: This fifth cycle will comprise 2010, 2011 and 2012. For the calculation of the TSR, the average weighted by daily volume of the average weighted listing prices of the fifteen trading sessions immediately preceding (but not including) 1 April 2010 will be taken into account (to calculate the value at the beginning of the period) and that of the fifteen trading sessions immediately preceding (but not including) 1 April 2013 (to calculate the value at the end of the period). To receive the shares. the beneficiary in question will be required to have been in active service with the Group, except in the event of death or disability, through 30 June 2013. Delivery of the shares, if appropriate, will be made not later than 31 July 2013 on the date determined by the Board of Directors, or the Executive Committee by delegation therefrom.

The shares will be delivered by the Bank or by another company of the Group, as the case may be.

(iv)	Maximum number of shares to be delivered:

The number of shares to be delivered to each executive Director shall not exceed the following:

Maximum number of
Executive Directors	shares
Mr. Emilio Botín-Sanz de Sautuola	82,941
Mr. Alfredo Sáenz Abad	228,445
Mr. Matías Rodríguez Inciarte	105,520
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea	56,447
Mr. Francisco Luzón López	92,862
Mr. Juan Rodríguez Inciarte	60,904
Without prejudice to the Banesto shares that might correspond to Ms. Patricia Botín-Sanz de Sautuola y O’Shea under the plans that might be approved at Banesto’s General Shareholders’ Meeting, the maximum number of shares referred to in the preceding table corresponding to such executive Director must be submitted for approval at such Meeting.
B)	Approval of the first cycle of the Deferred and Conditional Share Plan.
To approve the first cycle of the Deferred and Conditional Share Plan on the following terms and conditions:
I.	Purpose and Beneficiaries:
The first cycle of the Deferred and Conditional Share Plan shall be applied in relation to the variable remuneration in cash or bonus for financial year 2010 (approved by the Board or by the proper body) of the executive directors of the Bank and those officers or employees of the Santander Group whose variable remuneration or annual bonus for 2010 is generally above the gross amount of 300,000 Euros, and consists in the deferral of a portion of said variable remuneration or bonus for a three-year period for its payment, where applicable, in Santander shares, in accordance with the rules set forth below.

II.	Operation
In addition to the beneficiary remaining with the Santander Group, the accrual of deferred remuneration in the form of shares is conditional upon none of the following circumstances existing during the period prior to each of the deliveries, in the opinion of the Board of Directors, and following a proposal of the Appointments and Remuneration Committee:
(i)	poor financial performance of the Group;

(ii)	breach by the beneficiary of the internal regulations, including in particular those related to risks;

(iii)	material restatement of the Bank’s financial statements, except when pursuant to a change in the accounting standards; or

(iv)	significant changes in financial capital and the qualitative assessment of the risks.
The deferral of the bonus will last for a period of three years and will be paid, where applicable, in three equal parts from the first year on.
The amount to be deferred shall generally be calculated in accordance with the following scale established by the Board, based on the gross amount of variable remuneration in cash or annual bonus corresponding to financial year 2010:

Reference bonus
(thousands of Euros)	% deferred
Less than or equal to 300	0%
More than 300 to 600 (inclusive)	20%
More than 600 to 1,200 (inclusive)	30%
Mre than 1,200 to 2,400 (inclusive)	40%
More than 2,400	50%
III.	Maximum number of shares to be delivered
Taking into account that the estimate of the Board by virtue of the previous scale of the overall maximum amount to be deferred in shares of the global bonus for executive directors, officers and employees covered by this plan for financial year 2010 amounts to one hundred (100) million Euros (the “Maximum Amount Distributable in Shares”), the maximum number of Santander shares that may be delivered under this cycle of the plan (the “Deferred and Conditional Share Plan Limit”) will be determined by applying the following formula:

Deferred and Conditional Share Plan Limit =	Maximum Amount Distributable in Shares

Santander Share Price
where “Santander Share Price” is the daily weighted average weighted volume of the average weighted listing prices for the 15 trading sessions prior to the date on which the Board of Directors approves the 2010 bonus for executive directors.

The estimate of the maximum amount deferrable in shares for all of the executive directors of the Bank, which amounts to a total of ten (10) million Euros (“Maximum Amount Distributable in Shares for Executive Directors”) is included within the “Maximum Amount Distributable in Shares”. The maximum number of Santander shares that may be delivered under this cycle of the plan to all of the executive directors (the “Executive Directors Share Limit”), which in turn comes within the Deferred and Conditional Share Plan Limit, will be determined by applying the following formula:

Executive Directors Share Limit =	Maximum Amount Distributable in Shares for Executive Directors

Santander Share Price
Without prejudice to the Banesto shares that Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea may be entitled to by virtue of a similar resolution that may be approved at the General Shareholders’ Meeting of Banesto, the number of shares to which the aforementioned executive Director is entitled must be put to the shareholders at such General Shareholders’ Meeting for their approval.
C)	Approval of the maximum limit of shares of the Restricted Shares Plan.
To authorize the delivery of Bank shares up to a maximum of 2,500,247 shares to be used selectively as an instrument to retain or hire managers or employees of the Bank or of other companies of the Group, with the exception of the executive Directors. The Board of Directors, or the Executive Committee by delegation therefrom, shall make all decisions regarding the use of this instrument. The overall limit established in section D of this resolution shall also be observed.
A minimum period of permanence with the Group of 3 to 4 years will be required of each participant. At the end of the minimum period established in each case, the participant will be entitled to delivery of the shares.
The authorization granted herein may be used to make commitments to deliver shares for 12 months following the date on which such authorization is granted.
D)	Maximum limit for the cycles of the Performance Shares Plan and the Restricted Shares Plan
The aggregate maximum number of shares to be delivered in relation to the cycles referred to in Sections A) (Performance Shares Plan) and C) (Restricted Shares Plan) of this resolution shall be 25,028,650, representing 0.304% of the share capital as of the date hereof (the “Total Limit”).

E)	Other rules
In the event of a change in the number of shares due to a decrease or increase in the par value of the shares or a transaction with an equivalent effect, the number of shares to be delivered shall be modified so as to maintain the percentage of the total share capital represented by them and, with respect to the Performance Shares Plan, the corresponding adjustments shall be made in order for the calculation of TSR to be correct.
Information from the stock exchange with the largest trading volume or, in case of doubt, from the stock exchange of the place where the registered office is located, shall be used to determine the listing price of each share.
If necessary or appropriate for legal, regulatory or similar reasons, the delivery mechanisms provided for herein may be adapted in specific cases without altering the maximum number of shares linked to the plan or the basic conditions upon which the delivery thereof is made contingent. Such adaptations may include the substitution of the delivery of shares for the delivery of equivalent amounts in cash.
The shares to be delivered may be owned by the Bank or by any of its subsidiaries, be newly-issued shares, or be obtained from third parties that have signed agreements to ensure that the commitments made will be met.
F)	Authorization
Without prejudice to the general provisions of item Ten or the foregoing paragraphs of this item Nine A, the Bank’s Board of Directors is hereby authorized to put its previous resolutions into practice, with powers to elaborate on the rules set forth herein, as required, and on the content of the agreements and other documentation to be used. Specifically, and only by way of example, the Board of Directors shall have the following powers:
(i)	To approve the content of the agreements and such other supplemental documentation as may be necessary or appropriate.

(ii)	To approve all such notices and supplemental documentation as may be necessary or appropriate to file with any government agency or private entity, including, if required, the respective prospectuses.

(iii)	To take any action, carry out any procedure or make any statement before any public or private entity or agency to secure any required authorization or verification.

(iv)
To determine the specific number of shares to be delivered to each of the beneficiaries under the different remuneration plans in accordance with the corresponding terms and conditions, in each case complying with the maximum limits established and, in the case of the Total Limit, distributing it between the Performance Shares Plan and the Restricted Shares Plan.

(v)
With respect to the Deferred and Conditional Share Plan, to reduce the amounts which trigger the deferral in shares, apply the measures and mechanisms that may exist to compensate the dilution effect that may occur as a result of corporate transactions, to determine the units, areas or companies in the Group in which said plan is to be put into practice or, in the event that the maximum limit of shares to be delivered is exceeded, to authorize the deferral of the excess in cash.

(vi)
To interpret the foregoing resolutions, with powers to adapt them, without affecting their basic content, to any new circumstances that may arise, including, in particular, adapting the rules for comparison between the entities of the Reference Group in the event of unforeseen changes, as well as the delivery mechanisms, without altering the maximum number of shares linked to the plans or the basic conditions upon which the delivery thereof is made contingent. Such adaptations may include the substitution of the delivery of shares for the delivery of equivalent amounts in cash. In addition, the Board may adapt said plans to meet any supervening legal requirements that prevents implementation thereof on the approved terms.

(vii)
To approve the hiring of an internationally recognized third party to verify attainment of the Objectives to which the delivery of shares is linked during the cycles of the Performance Shares Plan and to provide advice on any issues that may arise in the execution thereof. Specifically and without limitation, such third party may be entrusted with:

•	Obtaining the information on which the calculation of TSR is to be based, through appropriate sources.

•	Making such calculation.

•	Comparing the TSR between the Bank and the entities of the Reference Group.

•
Advising on the decision regarding the manner to proceed in the event of any unforeseen changes in the Reference Group list that require an adjustment of the rules used to compare them for purposes of the Performance Shares Plan.

(viii)
To determine if, according to the plans referred herein and following a proposal from the Appointments and Remuneration Committee, the conditions upon which the delivery of the corresponding shares to the beneficiaries is made contingent have been fulfilled; with the power to modulate the number of shares to be delivered depending on the existing circumstances.

(ix)	In general, take any actions and execute all such documents as may be necessary or appropriate.
The Board of Directors may delegate to the Executive Committee all the powers conferred in this resolution Nine A.
The provisions of this resolution are deemed to be without prejudice to the exercise of such powers by the Bank’s subsidiaries as may be appropriate in each case to implement the incentive policy, the plans and cycles thereof with respect to their own managers.

Nine B: Approval of an incentive plan for employees of Santander UK plc, and of other Group companies in the United Kingdom by means of options on shares of the Bank and linked to the contribution of periodic cash amounts and to certain permanence requirements
To approve a voluntary savings plan applicable to the employees of Santander UK plc., of companies within the subgroup thereof and of the other companies of the Santander Group registered in the United Kingdom (and in which the Group directly or indirectly holds at least 90% of the capital), including employees at United Kingdom branches of Banco Santander, S.A. or of companies within its Group (in which the Group directly or indirectly holds at least 90% of the capital). Each of the subgroups and companies will finally decide whether or not to apply this plan to its employees. The characteristics of this plan (“sharesave scheme”) are as follows:
A plan in which between 5 and 250 pounds Sterling is deducted from the employee’s net salary every month, as chosen by the employee, who may, at the end of the chosen period (3 or 5 years), choose between collecting the amount contributed, the interest accrued and a bonus (tax-exempt in the United Kingdom), or exercising options on shares of Banco Santander, S.A. in an amount equal to the sum of such three amounts at a fixed price. In case of voluntary resignation, the employee will recover the amount contributed to that time, but forfeits the right to exercise the options.
The exercise price in pounds Sterling shall be the result of reducing by up to a maximum of 20% the average of the purchase and sale prices at the close of trading in London for the 3 trading days prior to the reference date. In the event that these listing prices are unavailable for any reason, such reduction shall be applied to the average price weighted by average traded volumes on the Spanish Continuous Market for the 15 trading days prior to the reference date. This amount shall be converted into pounds Sterling for each day of listing at the average exchange rate for that day as published in the Financial Times, London edition, on the following day. The reference day shall be set as the day of final approval of the plan by the British Tax Authority (“invitation date”) and shall occur between 21 and 41 days following the date of publication of the consolidated results of Banco Santander, S.A. for the first half of 2010.
The employees must decide upon their participation in the plan within the period between 42 and 63 days following the publication of the consolidated results of Banco Santander, S.A. for the first half of 2010.
The maximum monthly amount that each employee may assign to all voluntary savings plans subscribed by him/her (whether for the plan referred to in this resolution or other past or future “sharesave” plans) is 250 pounds Sterling.
The maximum number of shares of Banco Santander, S.A. to deliver under this plan, approved for 2010, is 5,500,000, equal to 0.067% of the current share capital.
The plan is subject to the approval of the taxing authorities of the United Kingdom.

Without prejudice to the generality of the provisions of resolution TEN below, the Board of Directors is authorized, to the broadest extent permitted by law and with the express power of delegation to the Executive Committee, to carry out any acts that may be necessary or merely appropriate in order to implement the above-mentioned plan, as well as to further develop and specify, to the extent required, the rules set forth herein. All of the foregoing shall be deemed to be without prejudice to the acts that the decision-making bodies of Santander UK Plc., of companies within the subgroup thereof, and of the other companies of the Santander Group registered in the United Kingdom or having branches therein and referred to in the first paragraph above, have already performed or may hereafter perform in the exercise of their powers within the framework defined by this resolution of the shareholders acting at the Meeting, in order to implement the plan and to establish, develop and specify the rules applicable thereto.
Ten: Without prejudice to the delegations contained in the foregoing resolutions, it is hereby resolved:
A) To authorize the Board of Directors to interpret, remedy, supplement, carry out and further develop the foregoing resolutions, including the adaptation thereof to verbal or written evaluations of the Commercial Registry or of any other authorities, officials or institutions which are competent to do so, as well as to comply with any requirements that may legally need to be satisfied for the effectiveness thereof, and in particular, to delegate to the Executive Committee all or any of the powers received from the shareholders at this General Shareholders’ Meeting by virtue of the foregoing resolutions as well as this resolution TEN.
B) To authorize Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos, Mr. Alfredo Sáenz Abad, Mr. Matías Rodríguez Inciarte, Mr. Ignacio Benjumea Cabeza de Vaca and Mr. Jaime Pérez Renovales so that any of them, acting severally and without prejudice to any other existing power of attorney whereby authority is granted to record the corporate resolutions in a public instrument, may appear before a Notary Public and execute, on behalf of the Bank, any public instruments that may be required or appropriate in connection with the resolutions adopted by the shareholders at this General Shareholders’ Meeting. In addition, the aforementioned gentlemen are also severally empowered to carry out the required filing of the annual accounts and other documentation with the Commercial Registry.”
I LIKEWISE HEREBY CERTIFY that the report approved by the Board of Directors following the proposal by the Appointments and Remuneration Committee on directors’ remuneration policy was submitted to the shareholders for an advisory vote at the General Meeting.
I LIKEWISE HEREBY CERTIFY that the Secretary reported to the aforementioned General Shareholders’ Meeting on the explanatory report established by article 116.bis of the Securities Market Act (Ley del Mercado de Valores) and the amendments to the Rules and Regulations of the Board of Directors agreed since the last General Meeting.

I FINALLY HEREBY CERTIFY that pursuant to the resolution of the Board of Directors to require the presence of a Notary, the aforementioned General Shareholders’ Meeting was attended by Mr. Juan de Dios Valenzuela Garcia, a member of the official association of Notaries of Cantabria, who drew up the minutes thereof. Such notary’s certificate is considered to be the minutes of the General Meeting.
And to leave record, I sign this certification with the approval of Mr. Matías Rodríguez Inciarte, Third Vice Chairman, in Santander on 11 June 2010.
Reviewed
Third Vice Chairman

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: June 11th, 2010	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President